UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-15787

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Retirement Plan and Trust

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

New England Life Insurance Company
Agents’ Retirement Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New England Life Insurance Company Agents’ Retirement Plan and Trust

We have audited the accompanying Statements of Net Assets Available for Benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

The supplemental schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including it's form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
June 20, 2016

New England Life Insurance Company
Agents' Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2015	2014
Assets:
Participant directed investments - at estimated fair value (see Note 4)	$70,669,529	$80,350,300
Participant directed investments - at contract value (see Note 5)	103,022,919	109,070,193

Net assets available for benefits	$173,692,448	$189,420,493

See accompanying notes to financial statements.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2015
Additions to net assets attributed to:
Interest and dividend income	6,681,602
Total additions	6,681,602
Deductions from net assets attributed to:
Benefit payments to Participants	21,125,212
Net depreciation of investments	1,193,663
Investment management fees and operating expenses	90,772
Total deductions	22,409,647
Net decrease in net assets	(15,728,045)
Net assets available for benefits:
Beginning of year	189,420,493
End of year	$173,692,448

See accompanying notes to financial statements.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements

1.	Description of the Plan
The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.
New England Life Insurance Company (the "Company") froze the Plan as of December 31, 2014. Accordingly, no employer or employee contributions have been or will be made to the Plan and no individual that is not a Participant as of that date will become a Participant. Participant service with the Company, Metropolitan Life Insurance Company ("MetLife"), or any other affiliated companies on or after January 1, 2015 will not count for any Plan purpose, except to determine whether a Participant has sufficient service to be eligible for early retirement benefits under the Plan. Participants who 1) were eligible to participate in the Plan as of December 31, 2014, or 2) transferred their business or employment relationship from the Company to MetLife during 2014 and were providing services to MetLife as of December 31, 2014, were fully vested in their Plan accounts as of December 31, 2014.
In addition, as of January 1, 2015, Participants may request distributions from the Plan thirty (30) days following the date of termination of the Participants’ employment or business relationship with MetLife and affiliated companies, rather than one year following the date of such termination.
General Information
The Plan, a money purchase pension plan sponsored by the Company, is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. The Company is a wholly-owned subsidiary of MetLife. Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”
Effective December 31, 2014, the Plan changed Participants’ investment options. The Plan retained only the NEF Stable Value Fund and the MetLife Company Stock Fund as investment options. The Plan reallocated each Participant’s account balances to new investment options that were, in each case, similar to the investment options the Participant had chosen for the Participant’s account balances as of the close of business on that date.
The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are MetLife separate account funds:

Separate Account Funds	Separate Account(s)

Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79
The Plan also offers Participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., an affiliate of the Company. This fund is known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in a trust by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.
The NEF Stable Value Fund is invested in the general account of MetLife.
Effective January 1, 2015, the Company converted the New England Master Trust into a single trust which holds only Plan assets. Previously, the New England Master Trust held certain investments of several company-sponsored defined contribution plans, including the Plan. The assets of the Company's other defined contribution plans were transferred to the trust holding the assets of the Savings and Investment Plan for employees of Metropolitan Life and Participating Affiliates as of December 31, 2014.
The separate account funds, the NEF Stable Value Fund and the MetLife Company Stock Fund together constitute the

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Brokerage account (“SDB”). The SDB functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public through mutual fund families. Effective January 1, 2015, the SDB account is held in trust by BNY Mellon as trustee.
Participation
Subject to the terms described under Description of the Plan above, full-time insurance agents of the Company and employee agents, each as defined in and with such exceptions as set forth in the Plan document, who executed an agent contract with the Company are “Participants” eligible to participate in the Plan. Participants’ eligibility began on the first day of the month after they executed that contract.
Participant Accounts
The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account was credited with contributions, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.
Contributions
No future employer or Participant contributions were made to the Plan (See Note 1, "Description of the Plan").
Withdrawals and Distributions
A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s (or, if the Participant has died, the Participant’s beneficiary’s) request in connection with his or her retirement after reaching age 55 with at least 10 years of service, total disability, or death. The Participant or beneficiary may elect to receive either a lump sum, installment payments, or annuity actuarially equivalent in value to the Participant’s account as of the date of distribution.
For a Participant who elects an annuity, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts.
Upon termination of employment with the Company and MetLife - affiliated companies other than in circumstances of retirement, total disability, or death, Participants may receive benefits in the form of a lump sum distribution 30 days following termination of employment.
Participants may withdraw up to 25% of their account balance at age 62 while remaining actively employed by the Company and actively participating in the Plan.
Vesting
All Participants are fully vested in their Plan accounts (See Note 1, "Description of the Plan").

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are reported at estimated fair value, with the exception of the fully benefit-responsive investments. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 5), is reported at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits.
The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Contributions
No contributions were made to the Plan in 2015.
Investment Management Fees and Operating Expenses
Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.
Payment of Benefits
Benefit payments to Participants are recognized when paid.
Adoption of New Accounting Pronouncements
Effective January 1, 2015, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), which simplifies the required disclosures for employee benefit plans. Part I - Fully Benefit-Responsive Investment Contracts, eliminates the requirement to measure and disclose the

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II - Plan Investment Disclosures, eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the new appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III - Measurement-Date Practical Expedient, is not applicable to the Plan.
The Plan has applied the provisions retrospectively. The adoption of the guidance has resulted in the reclassification of $1,274,703 related to the adjustment from fair value to contract value of fully benefit-responsive investments within its Statement of Net Assets Available for Benefits as of December 31, 2014. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits and the net appreciation or depreciation of fair values by type.
Future Adoption of New Accounting Pronouncements
In January 2016, the FASB issued new guidance ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2018 for employee benefit plans. Early adoption of practices consistent with the guidance is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. The Plan is currently evaluating the impact of this guidance on its financial statements.
In May 2015, the FASB issued new guidance on fair value measurement (ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)), effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and which should be applied retrospectively to all periods presented. Earlier application is permitted. The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan is currently evaluating the impact of this guidance on its consolidated financial statements.
3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2015	2014
Separate Account Funds *	$67,111,156	$75,083,489	***
NEF Stable Value Fund	103,022,919	109,070,193
SDB Account	2,471,466	3,960,460
MetLife Common Stock Fund**	1,086,907	1,306,351
Total Investments	$173,692,448	$189,420,493
*    New Funds effective December 31, 2014
**    Held in a Single Trust effective January 1, 2015
***    Certain prior year amounts have been recast to conform with current year presentation.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

4. Fair Value Measurements
When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2
Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.
The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund) are determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected. The unit value is used as a practical expedient to estimate fair value. There are no participant redemption restrictions for these investments.
The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date. Accordingly, such unit values were classified within Level 1 of the fair value hierarchy.
The estimated fair value of each of the MetLife Company Stock Fund is determined by the price of MetLife, Inc. common stock, which is traded on the New York Stock Exchange.
For the year ended December 31, 2015, there were no significant transfers among levels. The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements
		Balance as of December 31, 2015
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in separate accounts:	$67,111,156	$—	$67,111,156	$—
SDB Account	2,471,466	2,471,466	—	—
MetLife Company Stock Fund	1,086,907	$ —	1,086,907	$ —
Total Investments at fair value	$70,669,529	$2,471,466	$68,198,063	$—

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

		Estimated Fair Value Measurements
		Balance as of December 31, 2014
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in separate accounts:	$75,083,489	$—	$75,083,489	$—
SDB Account	3,960,460	3,960,460	—	—
MetLife Company Stock Fund *	1,306,351	—	1,306,351	$ —

Total Investments at fair value	$80,350,300	$3,960,460	$76,389,840	$—
* Held in a single trust effective January 1, 2015.
Financial Instruments Carried at Other Than Estimated Fair Value
The NEF Stable Value Fund is comprised of fully benefit-responsive investments that are not included in the Estimated Fair Value Measurements table. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount that would be received by Participants if they were to execute transactions under the terms of the Plan.

5. Fully Benefit-Responsive Investments with MetLife
The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for Participants and average yield based on annualized earnings for the NEF Stable Value Fund were both 4.95% for the years ended December 31, 2015 and 2014.
The Plan’s investment in the NEF Stable Value Fund had a contract value of $103,022,919 and $109,070,193 as of December 31, 2015 and 2014, respectively. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
The fully benefit-responsive investment has certain restrictions. For example, a partial plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.
While the Plan Administrator may do so at any time, the Company does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

6. Related Party Transactions

Related party transactions between the Plan and MetLife qualify as party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by the Company. The balance of these investments was $67,111,156 and $75,083,489 as of December 31, 2015 and 2014, respectively. Total net depreciation, including realized and unrealized gains and losses, for the investments was $891,788 for the year ended December 31, 2015. During the year ended December 31, 2015, the Company received $87,884 from the Plan for investment management fees.
The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The contract value of these investments was $103,022,919 and $109,070,193 as of December 31, 2015 and 2014, respectively. Total investment income from the NEF Stable Value Fund was $5,128,193 for the year ended December 31, 2015.
As of December 31, 2015 and 2014, the Plan held in trust, 22,527 and 24,138 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund, respectively, with a cost basis of $872,669 and $837,792. During the year ended December 31, 2015, the Plan recorded dividend income on MetLife, Inc. common stock of $34,026.
Certain employees of the Company’s affiliates perform services for the Plan. As permitted under the Plan document, certain affiliates of the Company charge the Plan for a portion of the direct expenses incurred by such affiliates for the employees who provide services for the Plan.
7. Termination of the Plan
The Company reserves the right to amend, modify or terminate the Plan at any time. In the event of a such termination, each Participant would be fully vested in Company contributions made to the Plan and would generally have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.
8. Federal Income Tax Status
The United States Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 29, 2014 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2015.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress. The Plan Administrator believes the Plan is no longer subject to examinations for years prior to 2012.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2015

		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost	(e) Current Value
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investment:**
		NEF Stable Value Fund (GAC 50646-001)	****
		Total assets in fully benefit-responsive investments		$103,022,919
*	Metropolitan Life Insurance Company	Separate Account Funds:***
		Bond Index (GAC 35238-007)	****	2,192,083
		Balanced Index (GAC 35238-008)	****	3,721,335
		Large Cap Equity Index (GAC 35238-002)	****	27,064,820
		Large Cap Growth Index (GAC 35238-001)	****	10,144,772
		Large Cap Value Index (GAC 35238-004)	****	962,719
		Mid-Cap Equity Index (GAC 35238-006)	****	8,937,012
		Small Cap Equity Index (GAC 35238-005)	****	7,484,183
		International Equity Index (GAC 35238-003)	****	6,604,232
		Total Separate Account Funds		67,111,156
*	New England Life Insurance Company	MetLife Company Stock Fund	****	1,086,907
		SDB Account		2,471,466
		Net assets available for benefits	****	$173,692,448

*    The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**    Participant - directed investments at contract value.
***    Participant - directed investments at estimated fair value.
****    Cost has been omitted with respect to Participant-directed investments.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company
Agents' Retirement Plan and Trust

By:    /s/ Mark J. Davis
Name:    Mark J. Davis
Title:    Plan Administrator

Date: June 20, 2016

New England Life Insurance Company
Agents' Retirement Plan and Trust

Exhibit Index

Exhibit
Number        Exhibit Name

23.1        Consent of Independent Registered Public Accounting Firm